Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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[ ]	Form 3 Holdings Reported
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1. Name and Address of Reporting Person* Alexander, Mark K.		2. Issuer Name and Ticker or Trading Symbol Interland, Inc. (ILND)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___ Director                    ___ 10% Owner
_X_ Officer (give             ___ Other (specify
                  title below)                     below)

Senior Vice President  -  Sales, Marketing
and Business Development

(Last) (First) (Middle) 303 Peachtree Center Avenue, Suite 500		3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)		4. Statement for Month/Year 2000
(Street) Atlanta GA 30303				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	12/22/00	A	75,000 (1)	A	$0.00	75,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$4.72	10/13/00	A	71,000		(2)	10/13/10	Common Stock	71,000		71,000	D

Explanation of Responses:
(1)

Represents shares of restricted stock, 37,500 shares of which become unrestricted on December 22, 2001 and 37,500 shares of which become unrestricted on June 22, 2002. All of such shares will become fully vested at the end of six months from the date of a change in control.

(2)

The option vests as follows:  options for 23,667 shares of common stock vest on October 13, 2001; options for 23,666 shares of common stock vest on October 13, 2002; and options for 23,667 shares of common stock vest on October 13, 2003.   Vesting is subject to the reporting person being employed by the issuer. All such options will vest immediately on a change in control that occurs within the first thirty-six (36) months of the reporting person's employment with the issuer.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Mark K. Alexander Mark K. Alexander **Signature of Reporting Person	02/12/01 Date
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